STRAIGHT KING ENTERTAINMENT, INC. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024, 2023, 2022, & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
STRAIGHT KING ENTERTAINMENT, INC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024, 2023, 2022, & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 1, 2025
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,			
	2024	**2023**	**2022**	**2021**
ASSETS				
Current Assets				
Cash and Cash Equivalents	6,393	37,523	48,004	346
Total Current Assets	6,393	37,523	48,004	346
TOTAL ASSETS	6,393	37,523	48,004	346
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Payroll Tax Payable	37,900	21,709	12,457	2,261
Accrued Expenses	2,000	-	-	-
Accounts Payable	-	1,250	-	-
Total Current Liabilities	39,900	22,959	12,457	2,261
Long-term Liabilities				
Revenue Participation Agreements	321,655	156,410	51,310	-
Total Long-Term Liabilities	321,655	156,410	51,310	-
TOTAL LIABILITIES	361,555	179,369	63,767	2,261
EQUITY				
Additional Paid in Capital	1,722	1,556	1,556	1,566
Accumulated Deficit	(356,884)	(143,402)	(17,318)	(3,481)
Total Equity	(355,162)	(141,846)	(15,762)	(1,915)
TOTAL LIABILITIES AND EQUITY	6,393	37,523	48,004	346

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Ending Balance 12/31/2020	-	-	1,566	(922)	644
Net Income (Loss)	-	-	-	(2,559)	(2,559)
Ending Balance 12/31/2021	-	-	1,566	(3,481)	(1,915)
Prior Period Adjustment	-	-	(10)	-	(10)
Capital Issuance Costs	-	-	-	(3,848)	(3,848)
Net Income (Loss)	-	-	-	(9,989)	(9,989)
Ending Balance 12/31/2022	-	-	1,556	(17,318)	(15,763)
Capital Issuance Costs	-	-	-	(7,883)	(7,883)
Net Income (Loss)	-	-	-	(118,201)	(118,201)
Ending Balance 12/31/2023	-	-	1,556	(143,402)	(141,846)
Paid-in Capital	-	-	166	-	166
Capital Issuance Costs	-	-	-	(12,393)	(12,393)
Net Income (Loss)	-	-	-	(201,088)	(201,088)
Ending Balance 12/31/2024	-	-	1,722	(356,884)	(355,162)

Statement of Operations

| | Year Ended December 31, | | | |
	2024	2023	2022	2021
Revenue	-	-	119,300	10,000
Cost of Revenue	-	-	-	-
Gross Profit	-	-	119,300	10,000
Operating Expenses				
Advertising & Marketing	2,205	1,000	-	-
General and Administrative	198,883	117,201	129,289	12,559
Total Operating Expenses	201,088	118,201	129,289	12,559
Provision for Income Tax	-	-	-	-
Net Income (loss)	(201,088)	(118,201)	(9,989)	(2,559)

Statement of Cash Flows

| | Year Ended December 31, | | | |
	2024	2023	2022	2021
OPERATING ACTIVITIES				
Net Income (Loss)	(201,088)	(118,201)	(9,989)	(2,559)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Accounts Payable	750	1,250		
Payroll Tax Payable	16,192	9,252	10,196	2,196
Other	-	-	(10)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,942	10,502	10,186	2,196
Net Cash provided by (used in) Operating Activities	(184,147)	(107,699)	196	(363)
FINANCING ACTIVITIES				
Proceeds from Revenue Participation Agreements, net of Issuance Fees	152,852	97,218	47,462	-
Proceeds from Paid-in Capital	166	-	-	-
Net Cash provided by (used in) Financing Activities	153,017	97,218	47,462	-
Cash at the beginning of period	37,522	48,004	346	709
Net Cash increase (decrease) for period	(31,129)	(10,482)	47,658	(363)
Cash at end of period	6,393	37,522	48,004	346

STRAIGHT KING ENTERTAINMENT, INC.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

STRAIGHT KING ENTERTAINMENT, INC. (“the Company”) was formed in Delaware on January 22nd, 2019. The Company plans to earn revenue through the production of books, audiobooks, docuseries, TV series, feature films, and podcasts.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The revenue earned for 2021 and 2022 was for consulting services associated with entertainment project. The Company recognizes revenue associated with consulting contracts as performance obligations are satisfied and services are rendered. This revenue is not part of the company's planned primary operations.

The Company did not generate revenue in 2023 or 2024. The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

At the present time, the Company does not have an Equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and New Jersey. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In 2022, 2023, & 2024, the Company raised $321,655 via a revenue participation agreement through a crowdfunding campaign. The agreements call for 100% of the proceeds of the production being repaid to investors pro rata until 125% of the principal investment is returned. Thereafter, investors will earn 50% of net profits.

NOTE 6 – EQUITY

The Company has authorized 1,000 common shares with no par value. 0 shares were issued and outstanding as of 2021, 2022, 2023, & 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of Common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 1, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and negative cashflow from operations, and will likely generate losses for an unknown period of time prior to generating positive working capital. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.